UNITED STATES SECURITIES

AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date of report: February 26, 2021

Commission File Number: 001-38974

BIOPHYTIS S.A.

(Translation of registrant’s name into English)

Stanislas Veillet
Biophytis S.A.

Sorbonne University—BC 9, Bâtiment A 4ème étage

4 place Jussieu

75005 Paris, France

+33 1 44 27 23 00

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

On February 26, 2021, Biophytis S.A. issued a press release announcing its non-audited financial results for the year ended December 31, 2020, and providing updates on key operational developments and financing transactions.

A copy of the press release is attached as Exhibit 99.1 to this Form 6-K.

The information in this Report on Form 6-K, including Exhibit 99.1, shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act, except as expressly set forth by specific reference in such a filing.

EXHIBIT LIST

Exhibit	Description
99.1	Press Release dated February 26, 2021.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BIOPHYTIS S.A.

Date: February 26, 2021	By:	/s/ Stanislas Veillet
Name: Stanislas Veillet
Title: Chairman and Chief Executive Officer